Exhibit F

MASTER REIMBURSEMENT AGREEMENT

This MASTER REIMBURSEMENT AGREEMENT (this “Agreement”) is entered into on and made effective as of April 18, 2019, by and between The Heritage Group, an Indiana general partnership (“The Heritage Group”), and Calumet Specialty Products Partners, L.P., a Delaware limited partnership (the “Company”).

W I T N E S S E T H:

WHEREAS, The Heritage Group and the Company desire to enter into this Agreement to set forth terms pursuant to which The Heritage Group may incur or pay certain fees, expenses or obligations on behalf of the Company, and the Company shall reimburse The Heritage Group for such incurrences or payments in either cash or common units of the Company (such common units, “Common Units”);

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

A G R E E M E N T:

1.             Payments by The Heritage Group.  From time to time, the Company may request that certain fees, expenses and obligations be incurred or paid by The Heritage Group on behalf of the Company.  If The Heritage Group agrees to do so, The Heritage Group shall be entitled to reimbursement for such fees, expenses and obligations incurred or paid by The Heritage Group on behalf of the Company (“Costs”) by the Company in accordance with the terms of this Agreement.

2.             Reimbursement by the Company.  The Company may reimburse The Heritage Group for Costs in Common Units or cash or a combination of the two. If The Heritage Group is to be reimbursed in Common Units, the Company shall issue to The Heritage Group or its designated affiliate a number of Common Units equal to the quotient of (i) the total value of reimbursement owed to The Heritage Group divided by (ii) the price of one Common Unit at fair market value as reasonably determined by the Company.  In connection with any such issuance, the parties shall execute customary documentation, including a subscription agreement. Upon request, either party will provide to the other party supporting documentation or other information relevant to the Costs.

3.             Section 16(b) Matters.  Notwithstanding Section 2, if The Heritage Group reasonably concludes that the receipt of Common Units pursuant to Section 2 would cause The Heritage Group or any of its affiliates to become liable to the Company pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, then The Heritage Group may at any time direct the Company to make any current or future payment of any required reimbursement in cash (instead of in Common Units) and the Company shall do so.

4.             Governing Law.  This Agreement shall be governed by, and shall be construed in accordance with, the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the laws of the State of Delaware.

5.             Binding Effect.  This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors and permitted assigns.  Except as expressly set forth herein, neither party shall assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).  Any purported assignment or delegation in violation of this Section 5 shall be null and void.

6.             Severability.  If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

7.             Approvals.  The parties acknowledge that the issuance of Common Units, if any, may be subject to the approval of the Board of Directors of Calumet GP (the “Board”) and/or the approval of the Conflicts Committee of the Board.  The Company represents that it has obtained the approvals necessary in connection with delivering an executed copy of this Agreement, and will obtain any approvals necessary for issuing any Common Units pursuant to this Agreement.

8.             Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

9.             Further Assurances.  At any time or from time to time after the date hereof, at the request of a party hereto and without further consideration, the other party hereto and its successors or assigns, shall execute and deliver, or shall cause to be executed and delivered, such other instruments of distribution and assumption and take such other actions as such party may reasonably request to effect the transactions contemplated hereby.

10.          No Liability.  By agreeing to this Agreement, or by making any payment to any person pursuant hereto, The Heritage Group is not undertaking any liability with respect to, or any obligation due to, any recipient of such payment or any other person.  Any potential liability of, or obligation due by, the Company shall remain with the Company.

[signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

THE HERITAGE GROUP

By:	/s/ John P. Vercruysse
Name: John P. Vercruysse
Title: Executive Vice President
Date:	April 18, 2019

CALUMET SPECIALTY PRODUCTS PARTNERS L.P.

By: Calumet GP, LLC, its general partner

By:	/s/ Tim Go
Name: Tim Go
Title: CEO
Date:	April 18, 2019

[Signature Page to Master Reimbursement Agreement]